July 29, 2019

Richard A. Fair
President and Chief Executive Officer
Bellicum Pharmaceuticals, Inc.
2130 W. Holcombe Blvd., Suite 800
Houston, TX 77030

       Re: Bellicum Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed July 23, 2019
           File No. 333-232771

Dear Mr. Fair:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Karen Deschaine Anderson, Esq.